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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25


                                                  Commission File Number 0-24944
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                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F   [X] Form 10-Q
[  ] Form 10-N-SAR
For Period Ended:      December 31, 1997
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[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended: ________________________________.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

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                         Part I - Registrant Information

Full Name of Registrant: The Tracker Corporation of America (the "Company")

Former Name If Applicable: _____________________________________________________

Address of Principal Executive Office (Street and Number):
                                              180 Dundas Street West, 15th Floor
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City, State and Zip Code: Toronto, Ontario CANADA M5G 1Z8
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                       Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]      (c) The accountant's statement or other exhibit required by
          Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative
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         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

              On January 27, 1998, the Registrant's wholly-owned and only operating subsidiary filed a petition for receivership in Canada. This development has caused significant changes to the Company's finances and projected results of operations. Pursuant thereto, the Company's officers and accountants are unable to complete the Company's Form 10-Q within the prescribed time period without unreasonable effort and expense.

                           Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

Jonathan Lewis                     (416)                         595-6222
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    (Name)                      (Area Code)                 (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [X ] Yes          [  ] No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X ] Yes         [   ] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: /s/ Bruce Lewis                             Date:     February 12 , 1998
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    Bruce Lewis
    Chairman of the Board